

02006892

UNITED STATES
[illegible] EXCHANGE COMMISSION
[illegible]ington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.
MAR 1 2002
080

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~WESTMINSTER~~ INVESTMENT GROUP, INC.
Westminster

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 EAST NORTH STREET
(No. and Street)

NEW CASTLE (City) P.A. (State) 16101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SANDRA BURRY 724-654-7880
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1700 K STREET, NW, SUITE 504, (Address) WASHINGTON, (City) DC (State) 20006 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

3/15/03

OATH OR AFFIRMATION

I, SANDRA BURRY, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of WESTMINISTER INVESTMENT GROUP, INC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:



Notarial Seal
Kim E. Sutton, Notary Public
Hickory Twp., Lawrence County
My Commission Expires May 12, 2003

Signature

President & CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMINSTER INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20016

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT

Board of Directors
Westminister Investment Group, Inc.

We have audited the accompanying statement of financial condition of Westminister Investment Group, Inc. at December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Westminister Investment Group, Inc. at December 31, 2001 in conformity with generally accepted accounting principles.

William Batdorf & Company, P.C.

February 27, 2002

WESTMINSTER INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 8,547
Deposits	109
Total assets	$ 8,656

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$ -
Stockholders' equity	
Common stock, without par value; 100,000 shares authorized, one share issued and outstanding	3,000
Retained earnings	5,656
Total stockholders' equity	8,656
Total liabilities and stockholders' equity	$ 8,656

The accompanying notes are an integral part of these statements.

WESTMINSTER INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - DESCRIPTION OF THE ORGANIZATION

The Company was originally organized as Burry Financial Services, Inc. in 1991. It's name was subsequently changed to Westminister Investment Group, Inc. in 1996. During 1998, the Company filed applications to become a registered securities broker-dealer whose activities are limited to the sale of registered investment company shares and variable annuity insurance contracts. All regulatory approvals were completed on March 31, 1999 and the Company commenced doing business as a securities broker-dealer in April 1999. During 2001, the Company's business activities consisted solely of the those described above, conducted from its office located in New Castle, Pennsylvania.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting. It's accounting and reporting policies are in accordance with generally accepted accounting principals and conform to the general practices within the brokerage industry.

NOTE 3 - NET CAPITAL REQUIREMENTS

The firm is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At December 31, 2001, the firm's ratio of aggregate indebtedness to net capital was 0 to 1, and net capital was $8,547, as compared to the required minimum net capital of $5,000.

NOTE 4 - EXEMPTION FROM RULE 15c3-3

The Company does not carry customers' accounts nor does it hold any securities or accept funds from customers. It is therefore exempt from the provisions of the Securities and Exchange Commission Customer Protection Rule (15c3-3) to maintain a special reserve bank account.

NOTE 5 - CASH EQUIVALENTS

The Company considers investments in liquid debt instruments with original maturity dates of less than three months as cash equivalents for purposes of the Statement of Cash Flows.

(Continued)

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is affiliated with Westminister Capital Management, Inc. through common stock ownership and control. The two companies have an arrangement where by Westminister Capital Management, Inc. provides management services and pays certain administrative costs of the Company, including rent, telephone, various office expenses, and professional services. In return the Company pays periodic management fees to Westminister Capital Management, Inc. which are applied to cover these costs. However, Westminister Capital Management, Inc. has waved all rights to these management fees for the year ending December 31, 2001. Hence they were not paid or accrued by Westminister Investment Group, Inc.

NOTE 7 - INCOME TAXES

The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, a S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 8- USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20006

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Board of Directors
Westminister Investment Group, Inc.

In planning and performing our audit of the financial statements of Westminister Investment Group, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)1 of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Batdorf & Company, P.C.

February 27, 2002